SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    ________

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                          For the month of July, 2004

                                  Serono S.A.
                      -----------------------------------
                              (Registrant's Name)

                            15 bis, Chemin des Mines
                                Case Postale 54
                                CH-1211 Geneva 20
                                  Switzerland
                      -----------------------------------
                    (Address of Principal Executive Offices)

                                    1-15096
                      -----------------------------------
                              (Commission File No.)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form  20-F  X  Form  40-F
                ---           ---

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).) ______

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).) ______

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes      No  X
         ---     ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

                                                                          SERONO


Media Release

FOR RELEASE JULY 21, 2004, 4:01 pm ET
-------------------------------------


--------------------------------------------------------------------------------

              STRONG SECOND QUARTER WITH ROBUST EPS GROWTH OF 28.5%

            - SIGNIFICANT REVENUE GROWTH AND GROSS MARGIN IMPROVEMENT
                     PROPEL NET PROFIT UP 26.0% TO $135.8M -

--------------------------------------------------------------------------------


ROCKLAND, MA, JULY 21, 2004 - 04:01 PM ET - Serono (virt-x: SEO and NYSE: SRA), the world's third largest biotechnology company, today reported its second quarter results for the period ended June 30, 2004.

KEY POINTS FOR SECOND QUARTER 2004

     -    Total revenues up 15.6% to $587.6m (up 11.2% in local currencies)

     -    Product sales up 15.2% to $538.6m (up 10.6% in local currencies)

     -    Gross margin of 86.6% of product sales

     -    Net income up 26.0% to $135.8m (up 21.5% in local currencies)

     -    Basic EPS up 28.5% to $8.75 per bearer share and $0.22 per ADS

     - Significant expansion in Rebif(R)'s global sales and marketing activities initiated

     - Unanimous positive opinion from the CHMP recommending approval of Raptiva(R) in the EU

     -    Phase III study of Serostim(R) in HARS initiated

"Our second quarter results are excellent with strong EPS growth of 28.5%," said Ernesto Bertarelli, Chief Executive Officer of Serono. "I am very pleased with the recent recommendation for Raptiva(R) made by the scientific committee of Europe's regulatory agency (CHMP). Raptiva(R) will further diversify our product portfolio and contribute to our future growth."


                                     -more-

SECOND QUARTER FINANCIAL PERFORMANCE

Total revenues increased by 15.6% to $587.6m in the second quarter of 2004 (Q2 2003: $508.4m), or 11.2% in local currencies. Sales of marketed products climbed 15.2% to $538.6m (Q2 2003: $467.4m), or 10.6% in local currencies, despite the continued tightening of the pricing and reimbursement climate in some European countries. Royalty and license income increased by 19.4% to $49.0m (Q2 2003: $41.0m) primarily due to higher sales by various licensees.

Gross margin increased to 86.6% of product sales (Q2 2003: 84.8%), as a result of the improvement of product mix and continued productivity gains.

Selling, General and Administrative expenses were $193.1m or 32.9% of total revenues (Q2 2003: $158.1m or 31.1% of total revenues). The relative increase in SG&A as a percentage of revenues reflects the investment in promotional activities for the Gonal-f(R) prefilled pen, as well as pre-launch costs for Raptiva(R). Research and Development expenses were $123.2m or 21.0% of total revenues (Q2 2003: $108.5m or 21.3% of total revenues). Other operating expenses were $53.7m (Q2 2003: $50.9m).

Operating income increased by 21.2% to $145.5m or 24.8% of total revenues (Q2 2003: $120.0m or 23.6% of total revenues) and net financial income was $15.3m (Q2 2003: $12.8m), benefiting from foreign exchange hedging gains as a result of the strengthening of the Swiss franc against the Euro.

Total taxes were $25.7m, representing an overall tax rate of 16.0% of profit before tax (Q2 2003: $20.6m, or 16.0% of profit before tax).

Reported net income jumped 26.0% to $135.8m (Q2 2003: $107.7m), or 21.5% in local currencies. Basic earnings per share (EPS) were up 28.5% to $8.75 per bearer share (Q2 2003: $6.81) and $0.22 per American Depositary Share (ADS) (Q2 2003: $0.17).

For the first six months, net cash flows from operating activities increased 36.1% to $252.1m (H1 2003: $185.2m).

On May 25, 2004, a new share buy-back program was authorized for up to CHF 750 million, and following regulatory approval this program started in June 2004. The shares are purchased on the open market via a second trading line (security code SEOE), and will be subsequently cancelled.

As of June 30, 2004, there were 16,140,341 outstanding equivalent bearer shares of Serono S.A. including 708,271 treasury shares available for general corporate purposes.


                                     -more-

NEUROLOGY

Given the multiple sclerosis market's significant growth potential, coupled with Rebif(R)'s long-term efficacy and unsurpassed ability to significantly delay accumulation of disability, Serono believes there is an opportunity to further grow Rebif(R)'s share. Serono is therefore increasing the size of its sales and medical teams, as well as introducing new field nurse programs, and extending call centers to many countries, to further support Rebif(R) patients.

In the second quarter, neurology sales were $266.2m (Q2 2003: $205.5m), up 29.5% or 23.6% in local currencies. Sales of Rebif(R) were up 29.2% (23.1% in local currencies) to $257.1m (Q2 2003: $199.0m) and Novantrone(R) sales in MS increased by 39.3% to $9.1m (Q2 2003: $6.6m).

In the US, sales of Rebif(R) jumped 65.0% to $69.6m in the second quarter (Q2 2003: $42.2m). Rebif(R) is market leader outside the US with sales increasing by 19.6% to $187.5m (Q2 2003: $156.8m), or 12.3% in local currencies.

Serono continues to lead the way in developing patient-friendly injection devices, with advanced functionality. In May, the new Rebiject II(TM) auto-injector was launched. This device is specifically designed to make self-injection of Rebif(R) more convenient for multiple sclerosis patients.

REPRODUCTIVE HEALTH

Sales of Gonal-f(R) rose in the second quarter by 8.1% (4.0% in local currencies) to $150.9m (Q2 2003: $139.6m). Serono's core reproductive health portfolio consisting of three recombinant hormones (Gonal-f(R), Ovidrel(R)/Ovitrelle(R), Luveris(R)) and two complementary products (Cetrotide(R), Crinone(R)) grew by 8.2% (4.0% in local currencies) to $168.6m (Q2 2003: $155.9m).

The phase-out of urine-derived products was completed in Europe by the end of 2003, and in the United States this quarter. By the end of 2004, the phase-out of these products will be completed on a global basis, except in Japan where recombinant gonadotropins are not yet approved.

In May, the FDA approved the Gonal-f(R) prefilled pen, a ready-to-use pen for the treatment of infertility. The Gonal-f(R) prefilled pen, which combines the efficacy of the most consistent FSH with enhanced accuracy of dosing, is already available in many European countries as well as in Australia, and will be introduced in the US shortly. Serono recently announced that in a phase IIIb study that compared the Gonal-f(R) prefilled pen with another pen available on the market, twice as many of the treated patients preferred the Gonal-f(R) prefilled pen, as it required less time for training, less time and fewer steps to prepare a daily injection and also gives patients more confidence that they have injected the right dose of FSH.


                                     -more-

METABOLIC ENDOCRINOLOGY

In the second quarter, Saizen(R) sales increased by 12.7% (7.4% in local currencies) to $44.2m (Q2 2003: $39.2m). Serostim(R) sales continue to be stable at $21.5m (Q2 2003: $23.0m). Sales of Serono's recombinant growth hormone products rose by 5.8% to $65.8m (Q2 2003: $62.2m).

During the second quarter Serono submitted an application for a new indication for Saizen(R) in the treatment of growth disturbance in children born small for gestational age to the health authorities in Europe, and the regulatory review has commenced.

DERMATOLOGY

On June 23rd, Raptiva(R) (efalizumab) was granted a unanimous positive opinion from the Committee of Medicinal Products for Human Use (CHMP) recommending approval. Serono expects the European Commission's Marketing Authorisation during the third quarter of this year, which would give Raptiva(R) a first mover advantage. Raptiva(R) will be launched in some EU countries shortly thereafter.

Serono received approval for Raptiva(R) in moderate-to-severe psoriasis in Switzerland in March and in Argentina in May, as well as a positive recommendation in Australia. Outcomes of marketing applications in a number of other territories for which Serono is responsible are awaited and launch in some of these countries will take place by the end of the year.

REGIONAL SALES

North American sales grew by 21.0% to $208.8m (Q2 2003: $172.5m). Despite pricing and reimbursement pressures notably in Germany, European sales increased by 8.5% (0.2% in local currencies) to $215.6m (Q2 2003: $198.7m). In the rest of the world, sales grew by 18.9% (15.4% in local currencies) to $114.3m (Q2 2003: $96.2m).

R&D NEWS

On May 1st, results from the CLEAR trial, the first randomized placebo-controlled study with Raptiva(R) conducted outside of the US, were presented at the EADV (European Academy of Dermatology and Venerology) Congress in Budapest. The results of CLEAR demonstrate that Raptiva is safe and efficacious in patients whose psoriasis cannot be controlled by, are intolerant to or are contraindicated to other currently available systemic therapies. The results in these high need patients were also consistent with the results in the broader moderate-to-severe population.


                                     -more-

On May 4th, 4SC and Serono entered into an exclusive worldwide agreement to develop and commercialize 4SC's program of dihydroorotate dehydrogenase (DHODH) inhibitors. This series consists of small molecules with potential as orally active treatments in autoimmune disorders, such as rheumatoid arthritis and multiple sclerosis and includes a lead compound, which is currently completing Phase I.

In June, Serono announced the start of a Phase III trial of Serostim(R) in HIV-associated adipose redistribution syndrome (HARS). HARS is a potentially debilitating medical condition experienced by people being treated for HIV for which there is currently no medical treatment.


                                      ***


                                     -more-

CONFERENCE CALL AND WEBCAST

Serono will hold a conference call on July 22nd, 2004, starting at 10:00 am Eastern Time (4:00 pm Central European Time) during which Serono Management will present the Company's Second Quarter 2004 Results. To join the telephone conference please dial 412 858 4600 (from the US), 091 610 5600 (from Switzerland), 0207 107 0611 (from the UK) and +41 91 610 5600 (from elsewhere). Telephone playback will be available one hour after the conference call and until close of business 6:00 pm ET on July 30th, 2004. To access this playback please dial the following numbers: 412 317 0088 (from the US), 091 612 4330 (from Switzerland), 0207 866 4300 (from the UK) and +41 91 612 4330 (from elsewhere) and enter the PIN code 483# from a touch tone telephone.

The event will also be relayed by live audio webcast which interested parties may access via Serono's Corporate home page, www.serono.com. A link to the webcast will be provided immediately prior to the event.

                                       ###

Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono's current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 25, 2004. These factors include any failure or delay in Serono's ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.

                                       ###

ABOUT SERONO

Serono is a global biotechnology leader. The Company has eight biotechnology products, Rebif(R), Gonal-F(R), Luveris(R), Ovidrel(R)/Ovitrelle(R), Serostim(R), Saizen(R), Zorbtive(TM) and Raptiva(R) (Luveris(R) is not approved in the USA). In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth and has recently entered the psoriasis area. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas. Currently, there are approximately 30 ongoing development projects.

In 2003, Serono achieved worldwide revenues of US$2,018.6 million, and a net income of US$390.0 million, making it the third largest biotech company in the world. Its products are sold in over 90 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).


                                    - more -

BACKGROUND MATERIAL

For free B-roll, video and other content about Serono, please visit the Serono Media Center www.thenewsmarket.com/Serono. You can download print-quality images
             ----------------------------
and receive broadcast-standard video digitally or by tape from this site. Registration and video is free to the media.


FOR MORE INFORMATION, PLEASE CONTACT:

SERONO IN GENEVA, SWITZERLAND:
MEDIA RELATIONS:                INVESTOR RELATIONS:
Tel:  +41-22-739 36 00          Tel:  +41-22-739 36 01
Fax:  +41-22-739 30 85          Fax:  +41-22-739 30 22
http://www.serono.com           Reuters: SEO.VX / SRA
---------------------           Bloomberg: SEO VX / SRA US

SERONO, INC., ROCKLAND, MA
MEDIA RELATIONS:                INVESTOR RELATIONS:
Tel.   +1 781 681 2340          Tel.   +1 781 681 2552
Fax:  +1 781 681 2935           Fax:  +1 781 681 2912
http://www.seronousa.com
------------------------




On the following pages, there are:

     - Tables detailing sales in dollars by therapeutic area, geographic region and the top 10 products for the 3 and 6 months ended June 30, 2004 and 2003.
     - Consolidated statements of income for the 3 and 6 months ended June 30, 2004 and 2003; the consolidated balance sheets as of June 30, 2004 and December 31, 2003; the consolidated statements of equity as of June 30, 2004 and 2003; the consolidated statements of cash flows for the 6 months ended June 30, 2004 and 2003; and the selected explanatory notes to the interim consolidated financials statements. These consolidated financial statements have been prepared on the basis of International Financial Reporting Standards.

                              SALES BY THERAPEUTIC AREA
                              -------------------------

                            THREE MONTHS ENDED                  THREE MONTHS ENDED
                              JUNE 30, 2004                       June 30, 2003

                          $MILLION  % OF SALES   % CHANGE $    $MILLION   % OF SALES
-------------------------------------------------------------------------------------
Neurology                    266.2        49.4%       29.5%        205.5        44.0%
Reproductive Health          180.8        33.6%       (1.4%)       183.4        39.2%
Growth & Metabolism           65.8        12.2%        5.8%         62.2        13.3%
Others                        25.8         4.8%       57.8%         16.4         3.5%

-------------------------------------------------------------------------------------
Total sales (US$ million) $ 538.60         100%       15.20%  $   467.40         100%


                               SALES BY GEOGRAPHIC REGION
                               --------------------------

                             THREE MONTHS ENDED                   THREE MONTHS ENDED
                               JUNE 30, 2004                        JUNE 30, 2003

                           $MILLION   % OF SALES   % CHANGE $    $MILLION   % OF SALES
---------------------------------------------------------------------------------------
Europe                         215.6        40.0%         8.5%       198.7        42.5%
North America                  208.8        38.8%        21.0%       172.5        36.9%
Latin America                   28.7         5.3%        12.6%        25.5         5.5%
Others                          85.6        15.9%        21.1%        70.7        15.1%

---------------------------------------------------------------------------------------
Total sales (US$ million) $    538.6         100%        15.2%  $    467.4         100%


                             SALES BY THERAPEUTIC AREA
                             -------------------------

                            SIX MONTHS ENDED                   SIX MONTHS ENDED
                              JUNE 30, 2004                      JUNE 30, 2003

                          $MILLION  % OF SALES   % CHANGE $   $MILLION  % OF SALES
-----------------------------------------------------------------------------------
Neurology                    531.7        50.4%        37.8%     385.9        44.1%
Reproductive Health          351.0        33.3%         2.0%     344.0        39.3%
Growth & Metabolism          128.0        12.1%        11.0%     115.2        13.2%
Others                        44.6         4.2%        48.3%      30.1         3.4%

-----------------------------------------------------------------------------------
Total sales (US$ million) $1'055.3         100%        20.6%  $  875.2         100%


                             SALES BY GEOGRAPHIC REGION

                            SIX MONTHS ENDED                    SIX MONTHS ENDED
                              JUNE 30, 2004                       JUNE 30, 2003

                          $MILLION  % OF SALES   % CHANGE $   $MILLION  % OF SALES
-----------------------------------------------------------------------------------
Europe                       446.0        42.3%        17.3%     380.3        43.4%
North America                389.3        36.9%        21.0%     321.7        36.8%
Latin America                 55.1         5.2%        34.4%      41.0         4.7%
Others                       165.1        15.6%        24.8%     132.3        15.1%

-----------------------------------------------------------------------------------
Total sales (US$ million) $1'055.3         100%        20.6%  $  875.2         100%

==========================================================================================
                                      TOP TEN PRODUCTS
==========================================================================================

                                THREE MONTHS ENDED                    THREE MONTHS ENDED
                                  JUNE 30, 2004                         JUNE 30, 2003
                             -------------------------------------------------------------

                   * TA       $MILLION   % OF SALES   % CHANGE $    $MILLION   % OF SALES

Rebif(R)        MS                257.1        47.7%        29.2%       199.0        42.6%
Gonal-f(R)      RH                150.9        28.0%         8.1%       139.6        29.9%
Saizen(R)       Growth             44.2         8.2%        12.7%        39.2         8.4%
Novantrone(R)   MS/Oncology        23.6         4.4%        51.6%        15.6         3.3%
Serostim(R)     Wasting            21.5         4.0%       (6.6%)        23.0         4.9%
Cetrotide(R)    RH                  6.4         1.2%         9.4%         5.9         1.3%
Crinone(R)      RH                  4.5         0.8%       (4.5%)         4.8         1.0%
Metrodin-HP(R)  RH                  4.5         0.8%      (37.8%)         7.2         1.5%
Ovidrel(R)      RH                  4.4         0.8%        30.3%         3.3         0.7%
Stilamin(R)     Other               4.1         0.8%       (6.3%)         4.3         0.9%

                                SIX MONTHS ENDED                      SIX MONTHS ENDED
                                  JUNE 30, 2004                        JUNE 30, 2003
                             -------------------------------------------------------------

                   * TA      $  MILLION  % OF SALES   % CHANGE $   $  MILLION  % OF SALES

Rebif(R)        MS                516.7        49.0%        38.1%       374.2        42.8%
Gonal-F(R)      RH                288.3        27.3%        10.2%       261.6        29.9%
Saizen(R)       Growth             84.8         8.0%        17.3%        72.3         8.3%
Serostim(R)     Wasting            43.0         4.1%         0.2%        42.9         4.9%
Novantrone(R)   MS/Oncology        38.9         3.7%        36.8%        28.4         3.2%
Cetrotide(R)    RH                 12.7         1.2%        10.9%        11.5         1.3%
Pergonal(R)     RH                  9.5         0.9%      (57.4%)        22.2         2.5%
Crinone(R)      RH                  9.0         0.9%       (2.4%)         9.2         1.1%
Ovidrel(R)      RH                  8.3         0.8%        45.4%         5.7         0.6%
Stilamin(R)     Other               8.2         0.8%         7.2%         7.6         0.9%


                              * THERAPEUTIC AREAS
              RH = Reproductive Health        Wasting = AIDS Wasting
              MS = Multiple Sclerosis         Growth = Growth Retardation
        Oncology = Oncology


                                     -more-

Consolidated Income Statements


SIX MONTHS ENDED JUNE 30                      2004 *      % OF                 2003 *     % of
                                             US$'000    REVENUES   % change   US$'000   Revenues

Revenues
Product sales                               1'055'335                  20.6%  875'200
Royalty and license income                     89'360                  18.1%   75'633
-------------------------------------------------------------------------------------------------
TOTAL REVENUES                              1'144'695      100.0%      20.4%  950'833      100.0%
-------------------------------------------------------------------------------------------------
Operating Expenses
Cost of product sales                         147'851                  10.8%  133'448
% of Sales                                       14.0%                           15.2%
Selling, general and administrative           377'253       33.0%      26.2%  299'040       31.5%
Research and development                      249'379       21.8%       5.5%  236'469       24.9%
Other operating expense, net                  108'577        9.5%      12.3%   96'699       10.2%
-------------------------------------------------------------------------------------------------
Total Operating Expenses                      883'060       77.1%      15.3%  765'656       80.5%
-------------------------------------------------------------------------------------------------
OPERATING INCOME                              261'635       22.9%      41.3%  185'177       19.5%
-------------------------------------------------------------------------------------------------
Financial income, net                          24'380                  25.5%   19'428
Other income/(expense), net                        64                          (3'657)
-------------------------------------------------------------------------------------------------
Total Non Operating Income, Net                24'444                          15'771
-------------------------------------------------------------------------------------------------
Income Before Taxes and Minority Interests    286'079       25.0%      42.4%  200'948       21.1%
Taxes                                          45'772                          32'151
-------------------------------------------------------------------------------------------------
Income Before Minority Interests              240'307                         168'797
Minority interests                             (1'611)                            901
-------------------------------------------------------------------------------------------------
NET INCOME                                    241'918       21.1%      44.1%  167'896       17.7%
-------------------------------------------------------------------------------------------------

* Unaudited



                                              2004   2003   % CHANGE

Basic Earnings per Share (in U.S. dollars)
--------------------------------------------------------------------
- Bearer shares                               15.46  10.60     45.8%
--------------------------------------------------------------------
- Registered shares                            6.18   4.24     45.8%
--------------------------------------------------------------------
- American depositary shares                   0.39   0.27     45.8%
--------------------------------------------------------------------

Diluted Earnings per Share (in U.S. dollars)
--------------------------------------------------------------------
- Bearer shares                               15.43  10.59     45.7%
--------------------------------------------------------------------
- Registered shares                            6.17   4.24     45.7%
--------------------------------------------------------------------
- American depositary shares                   0.39   0.26     45.7%
--------------------------------------------------------------------

Basic earnings per share are calculated in accordance with IAS 33 (Earnings per Share) by dividing the net income of the group, US$241.9 million (2003 US$167.9 million), by an appropriate number of shares. This is 11,240,537 bearer shares (2003 11,431,665) and 11,013,040 registered shares (2003 11,013,040). The total weighted average equivalent number of bearer shares is 15,645,753 (2003 15,836,881) for the six months ended June 30, 2004. As each American depositary share represents ownership interest in one fortieth of a bearer share, basic and diluted earnings per American depositary share is calculated as one fortieth of the earnings per bearer share.

For diluted earnings per share, the total number of bearer shares is adjusted to assume conversion of all in the money share options granted to employees and directors and does not take into consideration the impact of the convertible bond because it is anti-dilutive. The number of bearer shares used to calculate diluted earnings per share is 11,270,640 (2003 11,445,711).


                                     -more-

CONSOLIDATED INCOME STATEMENTS


THREE MONTHS ENDED JUNE 30                   2004 *     %  OF                2003 *     %  of
                                            US$'000   REVENUES   % CHANGE   US$'000   Revenues

Revenues
Product sales                               538'622                  15.2%  467'414
Royalty and license income                   48'981                  19.4%   41'013
-----------------------------------------------------------------------------------------------
TOTAL REVENUES                              587'603      100.0%      15.6%  508'427      100.0%
-----------------------------------------------------------------------------------------------
Operating Expenses
Cost of product sales                        72'182                   1.9%   70'817
% of Sales                                     13.4%                           15.2%
Selling, general and administrative         193'050       32.9%      22.1%  158'124       31.1%
Research and development                    123'180       21.0%      13.5%  108'532       21.3%
Other operating expense, net                 53'705        9.1%       5.4%   50'948       10.0%
-----------------------------------------------------------------------------------------------
Total Operating Expenses                    442'117       75.2%      13.8%  388'421       76.4%
-----------------------------------------------------------------------------------------------
OPERATING INCOME                            145'486       24.8%      21.2%  120'006       23.6%
-----------------------------------------------------------------------------------------------
Financial income, net                        15'346                  20.2%   12'771
Other income/(expense), net                      60                          (3'883)
-----------------------------------------------------------------------------------------------
Total Non Operating Income, Net              15'406                           8'888
-----------------------------------------------------------------------------------------------
Income Before Taxes and Minority Interests  160'892       27.4%      24.8%  128'894       25.4%
Taxes                                        25'741                          20'622
-----------------------------------------------------------------------------------------------
Income Before Minority Interests            135'151                         108'272
Minority interests                             (637)                            534
-----------------------------------------------------------------------------------------------
NET INCOME                                  135'788       23.1%      26.0%  107'738       21.2%
-----------------------------------------------------------------------------------------------

* Unaudited



                                              2004  2003  % CHANGE


Basic Earnings per Share (in U.S. dollars)
------------------------------------------------------------------
- Bearer shares                               8.75  6.81     28.5%
------------------------------------------------------------------
- Registered shares                           3.50  2.72     28.5%
------------------------------------------------------------------
- American depositary shares                  0.22  0.17     28.5%
------------------------------------------------------------------

Diluted Earnings per Share (in U.S. dollars)
------------------------------------------------------------------
- Bearer shares                               8.71  6.80     28.2%
------------------------------------------------------------------
- Registered shares                           3.49  2.72     28.2%
------------------------------------------------------------------
- American depositary shares                  0.22  0.17     28.2%
------------------------------------------------------------------

Basic earnings per share are calculated in accordance with IAS 33 (Earnings per Share) by dividing the net income of the group, US$135.8 million (2003 US$107.7 million), by an appropriate number of shares. This is 11,112,539 bearer shares (2003 11,419,355) and 11,013,040 registered shares (2003 11,013,040). The total weighted average equivalent number of bearer shares is 15,517,755 (2003 15,824,571) for the three months ended June 30, 2004. As each American depositary share represents ownership interest in one fortieth of a bearer share, basic and diluted earnings per American depositary share is calculated as one fortieth of the earnings per bearer share.

For diluted earnings per share, the total number of bearer shares is adjusted to assume conversion of all in the money share options granted to employees and directors and also the impact of the convertible bond as it is dilutive. The number of bearer shares used to calculate diluted earnings per share is 11,561,817 (2003 11,440,499).


                                     -more-

CONSOLIDATED BALANCE SHEETS


AS OF                                                           JUNE 30, 2004 *   December 31, 2003
                                                                        US$'000             US$'000

ASSETS
Current Assets
Cash and cash equivalents                                               338'959           1'003'972
Short-term financial assets                                             800'791             434'810
Trade accounts receivable                                               333'539             318'388
Inventories                                                             278'855             319'820
Prepaid expenses and other current assets                               230'761             220'334
----------------------------------------------------------------------------------------------------
Total Current Assets                                                  1'982'905           2'297'324
----------------------------------------------------------------------------------------------------

Non-Current Assets
Property, plant and equipment                                           698'416             701'453
Long-term financial assets                                            1'243'297           1'104'333
Intangible assets                                                       254'012             259'626
Deferred tax assets                                                     169'801             169'693
Other long-term assets                                                   36'541              39'174
----------------------------------------------------------------------------------------------------
Total Non-Current Assets                                              2'402'067           2'274'279
----------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                          4'384'972           4'571'603
----------------------------------------------------------------------------------------------------

LIABILITIES
Current Liabilities
Trade and other payables                                                307'293             338'862
Short-term financial debts                                               47'296              51'224
Income taxes                                                            143'313             146'086
Deferred income - current                                                46'894              47'200
Other current liabilities                                               161'282             170'019
----------------------------------------------------------------------------------------------------
Total Current Liabilities                                               706'078             753'391
----------------------------------------------------------------------------------------------------

Non-Current Liabilities
Long-term financial debts                                               545'052             532'022
Deferred tax liabilities                                                 13'846              15'919
Deferred income - non current                                           158'765             174'911
Provisions and other long-term liabilities                              215'548             213'556
----------------------------------------------------------------------------------------------------
Total Non-Current Liabilities                                           933'211             936'408
----------------------------------------------------------------------------------------------------
Total Liabilities                                                     1'639'289           1'689'799
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
Minority Interests                                                          (26)              1'614
----------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Share capital                                                           254'359             253'895
Share premium                                                         1'021'095           1'002'991
Treasury shares                                                        (413'427)           (157'642)
Retained earnings                                                     1'812'264           1'669'700
Fair value and other reserves                                            12'428              22'711
Cumulative foreign currency translation adjustments                      58'990              88'535
----------------------------------------------------------------------------------------------------
Total Shareholders' Equity                                            2'745'709           2'880'190
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
Total Liabilities, Minority Interests and Shareholders' Equity        4'384'972           4'571'603
----------------------------------------------------------------------------------------------------

* Unaudited


                                     -more-

CONSOLIDATED STATEMENTS OF EQUITY


                                                                                                CUMULATIVE
                                                                                                   FOREIGN
                                                                                   FAIR VALUE     CURRENCY
                                            SHARE      SHARE  TREASURY   RETAINED   AND OTHER  TRANSLATION
                                          CAPITAL    PREMIUM    SHARES   EARNINGS    RESERVES  ADJUSTMENTS      TOTAL
                                          US$'000    US$'000   US$'000    US$'000     US$'000      US$'000    US$'000

Balance as of January 1, 2003             253'416    989'141  -126'460  1'364'626     -44'807       25'282  2'461'198
Issue of share capital to employees           450     13'259     3'571                                         17'280
Net income for 2003                                                       167'896                             167'896
Purchase of treasury shares                                    -24'637                                        -24'637
Dividend for 2002 - bearer shares                                         -61'849                             -61'849
Dividend for 2002 - registered shares                                     -23'860                             -23'860
Revaluation adjustments                                                                 8'380                   8'380
Foreign currency translation adjustments                                                            29'452     29'452
---------------------------------------------------------------------------------------------------------------------
Balance as of June 30, 2003 *             253'866  1'002'400  -147'526  1'446'813     -36'427       54'734  2'573'860
=====================================================================================================================

Balance as of January 1, 2004             253'895  1'002'991  -157'642  1'669'700      22'711       88'535  2'880'190
Issue of share capital to employees           464     18'104     3'189                                         21'757
Net income for 2004                                                       241'918                             241'918
Purchase of treasury shares                                   -258'974                                       -258'974
Dividend for 2003 - bearer shares                                         -71'096                             -71'096
Dividend for 2003 - registered shares                                     -28'258                             -28'258
Revaluation adjustments                                                               -10'283                 -10'283
Foreign currency translation adjustments                                                           -29'545    -29'545
---------------------------------------------------------------------------------------------------------------------
Balance as of June 30, 2004 *             254'359  1'021'095  -413'427  1'812'264      12'428       58'990  2'745'709
=====================================================================================================================

*Unaudited


                                     -more-

CONSOLIDATED STATEMENTS OF CASH FLOWS


SIX MONTHS ENDED JUNE 30                                                  2004 *     2003 *
                                                                         US$'000    US$'000

Cash Flows From Operating Activities
Income before taxes and minority interests                               286'079    200'948
Depreciation and amortization                                             65'905     67'514
Financial income                                                         (32'029)   (24'964)
Financial expense                                                         12'361     11'325
Other non-cash items                                                       6'607     37'641
--------------------------------------------------------------------------------------------
Cash Flows From Operating Activities Before Working Capital Changes      338'923    292'464
--------------------------------------------------------------------------------------------

Working Capital Changes
Trade accounts payable, other current liabilities and deferred income     (2'802)    33'728
Trade accounts receivable                                                (26'532)   (50'599)
Inventories                                                                5'942    (31'605)
Prepaid expenses and other current assets                                (13'858)    (5'115)
Taxes paid                                                               (49'532)   (53'651)
--------------------------------------------------------------------------------------------
NET CASH FLOWS FROM OPERATING ACTIVITIES                                 252'141    185'222
--------------------------------------------------------------------------------------------

Cash Flows From Investing Activities
Purchase of property, plant and equipment                                (85'810)   (90'301)
Proceeds from sale of property, plant and equipment                        3'159      2'689
Purchase of intangible and other long-term assets                         (9'936)    (7'145)
Purchase of financial assets                                            (837'588)  (299'384)
Proceeds from sale of financial assets                                   302'126    185'637
Interest received                                                         53'363     44'424
--------------------------------------------------------------------------------------------
Net Cash Flows From Investing Activities                                (574'686)  (164'080)
--------------------------------------------------------------------------------------------

Cash Flows From Financing Activities
Proceeds from issuance of share capital                                   10'333     13'105
Proceeds from exercises of stock options                                     677        470
Premiums received on written calls                                            --        508
Issuance of long-term financial debt                                      17'339      7'016
Purchase of treasury shares                                             (258'974)   (24'637)
Net change in bank advances                                                2'301    (30'983)
Repayment of long-term debt                                               (5'436)        --
Other non-current liabilities                                             (5'319)    (9'444)
Interest paid                                                             (2'593)    (2'599)
Dividends paid                                                           (99'352)   (85'709)
--------------------------------------------------------------------------------------------
Net Cash Flows From Financing Activities                                (341'024)  (132'273)
--------------------------------------------------------------------------------------------
Effect of Exchange Rate Changes on Cash and Cash Equivalents              (1'444)     3'229
--------------------------------------------------------------------------------------------
Net Decrease in Cash and Cash Equivalents                               (665'013)  (107'902)
--------------------------------------------------------------------------------------------

Cash and Cash Equivalents
- Beginning of period                                                  1'003'972    686'033
--------------------------------------------------------------------------------------------
- End of period                                                          338'959    578'131
--------------------------------------------------------------------------------------------

* Unaudited


                                     -more-

SELECTED EXPLANATORY NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. ACCOUNTING PRINCIPLES
The accompanying condensed unaudited interim consolidated financial statements have been prepared in accordance with IAS 34 (Interim Financial Reporting). The accounting policies used in the preparation of the interim consolidated financial statements are consistent with those used by Serono in its annual consolidated financial statements for the year ended December 31, 2003. These interim consolidated financial statements should be read in conjunction with the 2003 annual consolidated financial statements. These consolidated financial statements were approved for issuance on July 16, 2004 by Serono S.A.'s board of directors.

2. ADOPTION OF INTERNATIONAL ACCOUNTING STANDARDS
There were no new standards adopted in the first 6 months of the year.

3. SEGMENT INFORMATION - GEOGRAPHIC SEGMENT

                                           NORTH   LATIN
                                 EUROPE  AMERICA  AMERICA    OTHER      GROUP
SIX MONTHS ENDED JUNE 30, 2004   US$000   US$000   US$000   US$000     US$000
------------------------------------------------------------------------------
Product sales                   445,970  389,260   55,051  165,054  1,055,335
Royalty and license income       39,701      606        -   49,053     89,360
------------------------------------------------------------------------------
Total revenues                  485,671  389,866   55,051  214,107  1,144,695
Allocable operating income      217,490  190,110   27,404   67,965    502,969
Corporate R&D expenses                                               (194,067)
Unallocated expenses                                                  (47,267)
------------------------------------------------------------------------------
Operating income                                                      261,635
------------------------------------------------------------------------------

                                           North   Latin
                                 Europe  America  America    Other      Group
Six months ended June 30, 2003   US$000   US$000   US$000   US$000     US$000
------------------------------------------------------------------------------
Product sales                   389,035  321,719   40,951  123,495    875,200
Royalty and license income       41,353      270        -   34,010     75,633
------------------------------------------------------------------------------
Total revenues                  430,388  321,989   40,951  157,505    950,833
Allocable operating income      196,825  191,623   12,790   39,479    440,717
Corporate R&D expenses                                               (196,087)
Unallocated expenses                                                  (59,453)
------------------------------------------------------------------------------
Operating income                                                      185,177
------------------------------------------------------------------------------

Unallocated expenses represent corporate expenses. Product sales are based on the country in which the customer is located, while royalty and license income is based on the country that receives the royalty. There are no sales or other transactions between the business segments.

4. TAXES
The effective tax rate for the six months ended June 30, 2004 amounts to 16.0% (2003: 16.0%).


                                     -more-

5. EARNINGS PER SHARE
Basic earnings per share is calculated in accordance with IAS 33 (Earnings per Share) by dividing the net income of the company by the weighted average number of shares outstanding during the period presented.

                                                              2004        2003
Six months ended June 30 (unaudited)                        US$000      US$000
------------------------------------------------------------------------------
Net income attributable to bearer shareholders             173,803     121,194
Net income attributable to registered shareholders          68,115      46,702
------------------------------------------------------------------------------
Total net income                                           241,918     167,896

Weighted average number of bearer shares in issue       11,240,537  11,431,665
Weighted average number of registered shares in issue   11,013,040  11,013,040

                                                               US$         US$
------------------------------------------------------------------------------
Basic earnings per bearer share                              15.46       10.60
Basic earnings per registered share                           6.18        4.24
Basic earnings per American depositary share                  0.39        0.27
------------------------------------------------------------------------------

For diluted earnings per share, the weighted average number of bearer shares is adjusted to assume conversion of all potential dilutive shares arising from outstanding stock options and the convertible bond. For stock options a calculation is done to determine the number of shares that could have been acquired at fair value with proceeds from the exercise of stock options and compared with the number of shares that would have been issued assuming the exercise of the stock options. The difference is added to the denominator as additional shares issued for no consideration. There is no adjustment made to the numerator. During the first six months ended June 30, 2004, share equivalents of 30,103 bearer shares arising from stock options granted to employees and directors were included in calculating diluted earnings per share (2003: 14,046). For the convertible bond, a calculation is done that assumes the bond is fully converted into bearer shares while the net income is increased by eliminating the interest expense, net of tax, that would not be incurred if the bond was converted. In the first half 2004 as well as in 2003, the effect of the convertible bond was excluded from the calculation of diluted earnings per share as it was anti-dilutive. Diluted earnings per bearer, registered and American depositary shares were:

                                                              2004        2003
Six month ended June 30 (unaudited)                         US$000      US$000
------------------------------------------------------------------------------
Net income attributable to bearer shareholders             173,934     121,235
Net income attributable to registered shareholders          67,984      46,661
------------------------------------------------------------------------------
Total net income                                           241,918     167,896

Weighted average number of bearer shares in issue       11,270,640  11,445,711
Weighted average number of registered shares in issue   11,013,040  11,013,040

                                                               US$         US$
------------------------------------------------------------------------------
Diluted earnings per bearer share                            15.43       10.59
Diluted earnings per registered share                         6.17        4.24
Diluted earnings per American depositary share                0.39        0.26
------------------------------------------------------------------------------


                                     -more-

6. SHARE CAPITAL

                                                                           NUMBER  NOMINAL
CLASS OF SHARES                                                         OF SHARES    VALUE   CHF000   US$000
------------------------------------------------------------------------------------------------------------
As of June 30, 2004
Issued and fully paid share capital
Registered                                                             11,013,040  CHF10    110,130   68,785
Bearer                                                                 11,735,125  CHF25    293,379  185,574
------------------------------------------------------------------------------------------------------------
Total                                                                                       403,509  254,359
------------------------------------------------------------------------------------------------------------
Authorized share capital - bearer                                       1,400,000  CHF25     35,000   27'917
Conditional share capital - bearer for option and/or convertible        1,452,000  CHF25     36,300   28,954
Debt
Conditional share capital - bearer for stock options                      729,701  CHF25     18,243   14,551
------------------------------------------------------------------------------------------------------------

As of June 30, 2003
Issued and fully paid share capital
Registered                                                             11,013,040  CHF10    110,130   68,785
Bearer                                                                 11,710,250  CHF25    292,757  185,081
------------------------------------------------------------------------------------------------------------
Total                                                                                       402,887  253,866
------------------------------------------------------------------------------------------------------------
Authorized share capital - bearer                                       1,400,000  CHF25     35,000   25,766
Conditional share capital - bearer for option and/or convertible debt     152,000  CHF25      3,800    2,797
Conditional share capital - bearer for stock options                      354,572  CHF25      8,864    6,526
------------------------------------------------------------------------------------------------------------

During the Annual General Meeting held on May 25th, 2004, shareholders approved increasing the conditional capital to CHF 36,300,000 (1,452,000 bearer shares of a par value of CHF 25) for option and/or convertible loans and to CHF 18,825,000 (753,000 bearer shares of a par value of CHF 25) for stock options. In addition, shareholders have approved the authorization to increase capital by CHF 35,000,000 (1,400,000 bearer shares of a par value of CHF 25) for a period of two years.

7. TREASURY SHARES
There were 304,939 treasury shares held by a group company as of January 1, 2004. During the first five months ended May 31, 2004, 351,209 bearer shares were purchased for a total consideration of CHF280.9 million or $221.8 million, which resulted in the complete utilization of the CHF500 million share buy back plan that was initiated in July 2002. During the same period, 6,927 treasury shares were distributed to employees mostly as part of an Employee Share Purchase Plan whereby shares purchased under the plan that are held for one year after the purchase date entitle each participant to receive, on a one-time basis, one matching share for every three shares purchased and held.

In June 2004, a second share buy back plan was initiated that is authorized to acquire CHF750 million in bearer shares; however, the shares acquired under this second plan will be cancelled and thus will not be available for re-issue. The total cost of the shares acquired under the second share buy back plan is CHF46.6 million or $37.2 million. The total number of treasury shares held as of June 30, 2004 is 708,271 of which 59,050 will eventually be cancelled.

8. DISTRIBUTION OF EARNINGS
At the Annual Shareholders' Meeting on May 25, 2004, a proposed gross dividend in respect of 2003 of CHF3.20 (2002: CHF2.80) per registered share and CHF8.00 (2002: CHF7.00) per bearer share, amounting to a total of CHF123.9 million (2002: CHF110.8 million), was ratified. This dividend, equivalent to $99.4 million, was subsequently paid on May 28, 2004 and has been accounted for in shareholders' equity as an appropriation of retained earnings in the six months ended June 30, 2004.


                                     -more-

9. STOCK OPTION PLAN
Movements in the number of employee stock options outstanding are as follows:

                                                      Weighted
                                                       average
                                                      exercise
                                            Options      price
                                        outstanding        CHF
--------------------------------------------------------------
As of January 1, 2003                       209,455      1,272
Cancelled                                   (22,062)     1,301
Granted                                      93,130        655
Exercised                                    (2,741)       546
--------------------------------------------------------------
As of December 31, 2003                     277,782      1,070
Cancelled                                   (13,124)     1,103
Granted                                     120,780        721
Exercised                                    (1,480)       578
--------------------------------------------------------------
As of June 30, 2004                         383,958        961
--------------------------------------------------------------

During the first six months ended June 30, 2004, 120,780 options (2003: 91,950 options) were granted to a total of 598 employees (2003: 567 employees), at a predetermined weighted average exercise price of CHF721 (2003: CHF 655). The total number of options available for grant as of June 30, 2004 is 327,291

There is also a stock option plan reserved for the Board of Directors that is similar to the Employee Stock Option plan. In June 2004, 5,200 options (2003:
4,600) were granted to directors, at a predetermined exercise price of CHF772 (2003: CHF 692). There are 20,720 director options outstanding as of June 30, 2004 with a weighted average exercise price of CHF 755.

10. SHARE PURCHASE PLANS

EMPLOYEE SHARE PURCHASE PLAN
The group has an Employee Share Purchase Plan ("the ESPP") covering substantially all of its employees. The plan is designed to allow employees to purchase bearer shares or American depositary shares at 85% of the lower of the fair market value at either the date of the beginning of the plan period or the purchase date. Purchases under the plan are subject to certain restrictions and may not exceed 15% of the employee's annual salary. In January 2004, 20,301 bearer shares (2003: 23,229 bearer shares) were issued to employees at a price of CHF654 per share (2003: CHF654 per share). As of June 30, 2004, a total of $5.3 million (2003: $4.8 million) in contributions held by the company to be used to purchase bearer and American depositary shares on behalf of employees in January 2005. The accrued compensation cost from the discount to be offered to employees based on the contributions held as at June 30, 2004 is $0.5 million (2003: $1.5 million).

Shares purchased under the plan that are held for one year after the purchase date entitle each participant to receive, on a one-time basis, one matching share for every three shares purchased and held. In January 2004, 6,648 bearer shares (2003: 4,208) were distributed to employees. The accrued compensation cost for the six months ended June 30, 2004, related to the matching shares that will be distributed in January 2005, is $2.1 million (2003: $1.9 million) and is calculated based on the estimated number of matching shares multiplied by the current month-end share price.

DIRECTOR SHARE PURCHASE PLAN
During 2003, the group initiated a Share Purchase Plan reserved for its Board of Directors (the "DSPP"). The DSPP allows board members to purchase Serono S.A. bearer shares through allocation of 50% or 100% of their gross yearly fees. Each cycle commences on the first business day following the company's Annual General Meeting (the "AGM") and concludes on the day of the next AGM. The purchase price per share is eighty-five percent of the fair market value of the share on the fifth business day following the AGM. In June, 1,518 bearer shares were issued to Directors that participated in the plan.


                                     -more-

11. PRINCIPAL SHAREHOLDER
At June 30, 2004, Bertarelli & Cie, a partnership limited by shares with its principal offices at Cheserex (Vaud), Switzerland, held 53.8% of the capital and 62.7% of the voting rights in Serono S.A. Ernesto Bertarelli controls Bertarelli & Cie. On the same date, Maria-Iris Bertarelli, Ernesto Bertarelli and Donata Bertarelli Spath owned in the aggregate 7.3% of the capital and 10.1% of the voting rights of Serono S.A.


                                      -end-

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  SERONO  S.A.
                                                  a  Swiss  corporation
                                                  (Registrant)



July 22, 2004                           By:       /s/  Francois Naef
                                                  ----------------------
                                                  Name:  Francois Naef
                                                  Title: Secretary